SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.
For the fiscal year ended: December 31, 2001

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF1934.
For the transition period from          to

Commission file number: 1-4850

           A. Full title of plan and the address of the plan, if different from that of the issuer named below: CSC Outsourcing Inc. Hourly Savings Plan

          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Computer Sciences Corporation 2100 East Grand Avenue El Segundo, CA 90245

INDEPENDENT AUDITORS' REPORT

Employee Retirement Plan Committee
Computer Sciences Corporation
El Segundo, California:

We have audited the accompanying statements of net assets available for benefits of CSC Outsourcing, Inc. Hourly Savings Plan (the "Plan") as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/Deloitte & Touche LLP
May 31, 2002
Los Angeles, California

CSC OUTSOURCING INC. HOURLY SAVINGS PLAN

STATEMENTS OF NET ASSETS
AVAILABLE FOR BENEFITS

	December 31,
	2001	2000
ASSETS
Investments (Notes 2, 5 and 8):
Short-term	$ 5,101	$ 11,193
Long-term--at fair value
Mellon Capital Government Bond Fund	1,008,764	925,195
Frank Russell Active Equity Fund	899,231	1,044,395
CSC Stock Fund	510,519	603,475
Participant loans (Note 6)	7,360	9,139
Interest in Master Trust (Note 5)	1,835,410	1,814,942
Total investments	4,266,385	4,408,339

Receivables:
Participants' contributions	3,252	3,234
Employer contributions	1,395	5,056
Accrued income	11	71
Unsettled trades	1,505	4,525
Total receivables	6,163	12,886
Total Assets	4,272,548	4,421,225

LIABILITIES
Accrued expenses	1,139	2,909
Unsettled trades	2,485	5,629
Other	3,244	3,663
Total Liabilities	6,868	12,201
NET ASSETS AVAILABLE FOR BENEFITS	$ 4,265,680 =========	$ 4,409,024 ===========

 See Notes to financial statements

CSC OUTSOURCING INC. HOURLY SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS

	For the Years Ended December 31,
	2001	2000
ADDITIONS
Investment Loss:
Net depreciation in fair value of investments	$ (225,522)	$ (485,881)
Interest	393	1,771
Dividends	58,658	63,749
Plan interest in Master Trust investment income	143,717	185,261
	(22,754)	(235,100)
Investment management fees	(4,629)	(5,849)
	(27,383)	(240,949)
Contributions:
Employee	132,774	139,094
Employer	56,667	63,745
	189,441	202,839
Total Additions (Reductions)	162,058	(38,110)

DEDUCTIONS
Distributions to participants (Notes 1 and 7)	305,402	430,343
Total Deductions	305,402	430,343
Net Decrease	(143,344)	(468,453)

Net assets available for benefits at beginning of year	4,409,024	4,877,477
NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$ 4,265,680 ==========	$ 4,409,024 ===========

See notes to financial statements

CSC OUTSOURCING INC. HOURLY SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
For the Two Years Ended December 31, 2001

Note 1  Description of the Plan

The following brief description of the CSC Outsourcing Inc. Hourly Savings Plan (the "Plan"), formerly the TMD Hourly Savings Plan, of Computer Sciences Corporation (the "Company") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

The Plan became effective May 2, 1992, as a result of the Company acquiring the Data Systems Division of General Dynamics Corporation. The Plan is administered by a committee consisting of four members who are appointed by the Board of Directors of the Company and serve without compensation, being reimbursed by the Company for all expenditures incurred in the discharge of their duties as members of the committee. The committee has the power to interpret, construe and administer the Plan and to decide any dispute which may arise under the Plan. The Bank of New York (the "Trustee") administers the Plan pursuant to a Trust Agreement entered into with the Company. Certain administrative expenses (including Trustee fees) incurred for services rendered to the Plan are paid by the Company.

The Plan is a voluntary, contributory, defined contribution plan and is intended to satisfy the requirements of Section 401(a) and 401(k) of the Internal Revenue Code (the "Code"). It is also subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

The Company reserves the right to discontinue contributions and to terminate the Plan subject to the provisions of ERISA. Upon such termination, the participants' rights to the Company's contributions vest immediately and the account balances are fully paid to the participants.

Interest in the Common/Collective Trust

The Plan's investments are in the common/collective trust ("CCT") which was established for the investment of assets of the Plan and several other Computer Sciences Corporation sponsored retirement plans. Each participating retirement plan has an undivided interest in the CCT. The assets of the CCT are held by the Trustee. At December 31, 2001 and 2000, the Plan's interest in the net assets of the CCT was approximately .20%. Investment income and administrative expenses relating to each discretionary or directed fund within the CCT are allocated to the individual plans based upon average monthly balances invested by each plan in each discretionary or directed fund. As part of the CCT, a portion of the Plan's assets are held in a Master Trust managed by Black Rock Financial Management. At December 31, 2001 and 2000, the Plan's interest in the net assets of the Master Trust was approximately 88.4% and 89.8%, respectively.

Participants in the CCT consist of the Computer Sciences Corporation Matched Asset Plan, CSC Outsourcing Inc. Hourly Savings Plan, CSC Outsourcing Inc. CUTW Hourly Savings Plan, Computer Sciences Corporation Employee Pension Plan, CSC Outsourcing Inc. Hourly Pension Plan, CSC Outsourcing Inc. CUTW Hourly Pension Plan, CSC/Hughes Retirement Plan, CSR's Range Employees Pension Plan, AEDC Contractors' Retirement Plan-ACS, Computer Sciences Corporation Cash Balance Plan, CSC/Raytheon Retirement Plan, CSC/E-Systems Pension Plan, and the CSC Pension Equity Plan (the "Plans").

Eligibility and Participation

Employees are eligible to participate on specified enrollment dates if they satisfy the Plan's service requirements, are hourly paid employees of the Company and are members of a collective bargaining unit for which participation in this Plan has been provided by negotiated agreement. A rehired eligible employee may receive service credit for his or her previous employment and is eligible to rejoin the Plan on the next enrollment date.

There were approximately 105 and 118 participating employees at December 31, 2001 and 2000, respectively.

Employee and Company Contributions

A participant may authorize before-tax and after-tax contributions to the Plan subject to a maximum level of contributions (a certain percentage of base earnings), as specified by the bargaining agreement covering the employee. Depending on the investment election option the participant elects, the Company will contribute, and forward to the trust fund $0.50 for each $1.00 of the employee matched contribution together with the participant's before-tax and after-tax contribution.

Participants in certain bargaining units who direct 100 percent of their contributions to the Plan's stock fund will receive a monthly matching contribution of $1.00 for each $1.00 of employee matched contributions. Participants under certain bargaining units may contribute additional unmatched contributions at various percentages of base earnings to a maximum specified by the union agreement covering the employee, but only if a participant contributes the maximum matched percentage for which he or she is eligible. The employee's base earnings deferred and contributed to the Trust fund cannot exceed $10,500 for calendar year 2001, the maximum allowable under the Code. Annual after-tax contributions to the Plan (including employee and Company matching contributions) are limited to $30,000 for each participant. Any compensation deferral in excess of $10,500 and any after-tax contributions with matching Company contributions in excess of $30,000, together with income allocable to those excess contributions will be returned to a participant. Any matching Company contributions attributable to any excess contribution, and income allocable thereto, will either be returned to the Company or applied to reduce future matching Company contributions.

Participants may change their investment elections as of any enrollment date if at least a 30 day prior notice is given. However, participants under certain circumstances may be eligible to change their investment elections within a 30 day window period. Participants may transfer their existing account balances in 25 percent increments. Transfer elections are effective on the first quarterly enrollment date following receipt of a 30 day prior notice from the participant.

Company contributions - In accordance with the provisions of the Plan, the Trustee must promptly invest matching Company contributions paid into the trust fund in the same funds as the participant contributions.

The Plan does not permit employees to rollover a qualified distribution from another plan.

Participant Accounts

Each participant's account is credited with the participant's contribution and the Company's matching contribution and allocations of Plan earnings, and is charged with an allocation of investment management fees. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting of Participants' Interests/Forfeitures

Participants are 100 percent vested at all times in their before-tax and after-tax contribution accounts. Each participant has a vested interest in the value of his or her Company matching contributions account and investment earnings thereon equal to 100 percent after completing five full years of service.

The five-year cliff vesting schedule is overridden under extraordinary circumstances as specified in the Plan document, in which the participant (or beneficiary(ies)) immediately becomes fully vested in all employer contributions and earnings, regardless of his or her number of years of service.

Any nonvested balances will be immediately forfeited from the participant's account at termination.

Distributable Amounts, Withdrawals and Refunds

The entire balance in all accounts is distributed to participants who retire, die, become disabled, are laid-off for four consecutive weeks, are discharged without fault, or who involuntarily enter military service. Participants who terminate for other reasons receive their vested balances. Nonvested balances are forfeited immediately. The amounts distributed during 2001 and 2000 totaled 305,402 and $430,343, respectively.

While still an employee, a participant may make an in-service withdrawal of all or a portion of his or her after-tax contributions, subject to frequency of withdrawal penalties, as well as vested Company matching contributions, plus the earnings on those amounts. Upon at least a 30 day written notice to the Committee, a participant may make a hardship withdrawal of his or her before-tax and after-tax contributions, as well as vested Company matching contributions if the Committee finds, after considering the participant's request, that an adequate financial hardship and resulting need for such amount has been demonstrated by the participant. Both types of withdrawals are subject to certain restrictions as described in the Plan document. No hardship withdrawals were made in 2001 and 2000.

Note 2  Summary of Significant Accounting Policies

The accounting and reporting policies followed in preparation of the financial statements of the Plan of the Company conform with accounting principles generally accepted in the United States of America. The following is a summary of the significant policies.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Assets of the Plan

The assets of the Plan are held in a trust with four funds representing the investment options. The investment return in the respective funds is allocated to a participant based on his or her account balance. Contributions to, and payments from, the Plan are specifically identified to the applicable funds within the trust.

Security Transactions

Security transactions are accounted for on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis.

In general, participants in the CSC Stock Fund receive distributions in certificates for shares of the common stock of the Company.

Valuation of Investment Securities

Investments in common stocks and institutional investment vehicles are stated at fair value based upon closing sales prices reported on recognized securities exchanges on the last business day of the plan year or, for the listed securities having no sales reported and for unlisted securities, upon last reported bid prices on that date. Investments in short-term securities are stated at cost which approximates fair value.

Payment of Benefits

Benefits are recorded when paid.

Note 3  Income Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated June 1, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC).

The Committee believes that the Plan is designed and operated to qualify under Section 401(a) of the Code and, with respect to its qualified cash or deferred arrangement, under Section 401(k) of the Code. Since the requirements of Section 401(k) of the Code are satisfied, the following tax consequences result:

(i) A participant is not subject to federal income tax on Company contributions to the Plan or on income or realized gains in Plan Accounts attributable to the participant until a distribution from the Plan is made to him or her.

(ii) The participant is able to exclude from his or her income for federal income tax purposes, the amount of his or her compensation deferral contributions, subject to a maximum exclusion of $10,500 for the 2001 and 2000 taxable years of the participant.

(iii) On distribution of a participant's vested interest in the Plan, the participant generally is subject to federal income taxation, except that: (1) tax on "net unrealized appreciation" on any Company stock distributed as a part of a "lump sum distribution" generally would be deferred until the participant disposes of such stock, and (2) tax may be deferred to the extent the participant is eligible for and complies with certain rules permitting the "rollover" of a qualifying distribution to another retirement plan, or individual retirement account.

Note 4  Reconciliation of Financial Statements to Form 5500

	December 31,
	2001	2000
Net assets available for benefits per the financial statements	$ 4,265,680	$ 4,409,024
Amounts allocated to withdrawing participants	(12,431)	(154,625)
Net assets available for benefits per Form 5500	$ 4,253,249 ========	$ 4,254,399 =========

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

	Year Ended December 31,
	2001	2000

Benefits paid to participants per the financial statements	$ 305,402	$ 430,343
Add: Amounts allocated to withdrawing participants at end of year	12,431	154,625
Less: Amounts allocated to withdrawing participants at start of year	(154,625)	(77,379)
Benefits paid to participants per the Form 5500	$ 163,208 ========	$ 507,589 ========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, 2001 but not yet paid as of that date.

Note 5  Investment Funds

Participant contributions - Subject to rules the bargaining units have adopted, each participant has the right to designate one or more of the following investment funds established by the Committee for the investment of his or her compensation deferral contributions and after-tax contributions in percentages determined by the bargaining units.

The investment funds are held by the CCT. The fixed income fund investments are in a Master Trust.

The Fixed Income Fund

The Fixed Income Fund represents holdings of units in a core bond investment fund and is managed by Black Rock Financial Management. It seeks to modestly outperform the total return (income plus capital appreciation) of the Lehman Aggregate Index while limiting the risk of underperformance versus the Index. The Lehman Brothers Aggregate Index primarily consists of U.S. Treasury, corporate, mortgage and asset-backed securities and attempts to replicate the total U.S. fixed income investment grade bond market. At December 31, 2001 and 2000, the Plan's interest in the net assets of the fixed income investment fund was approximately 88.4% and 89.8%, respectively. Investment income and administrative expenses relating to the fixed income investment fund are allocated to individual plans based upon average monthly balances invested by each plan.

The following table represents the fair value of investments for the Master Trust.

	December 31,
	2001	2000

Investments at fair value:
Core bond fund	$ 2,075,251	$ 2,021,876
Short-term investments	1,139	5
	$ 2,076,390 =========	$ 2,021,881 =========

Investment income for the Master Trust is as follows:

	December 31,
	2001	2000
Investments income:
Net appreciation in fair value of Investments	$ 10,439	$ 99,373
Interest:
Corporate bonds	-	131,247
U.S. government securities	-	178,808
Dividends	150,965	451,427
Other bonds	-	36,537
Short-term investments	169	115,487
	161,573	1,012,879
Less investment management fees	-	(19,540)
	$161,573 =======	$993,339 =======

Mellon Capital Government Bond Fund

This fund is invested in bonds issued or guaranteed by the U.S. Government or U.S. Government agencies. The Fund is managed by Mellon Capital with the objective of tracking to the Intermediate Government Bond Index.

Frank Russell Active Equity Fund

The Fund's objective is to capture the long-term premium of equity returns while providing enhanced performance consistency. The Fund is diversified across a wide range of U.S. equity securities. The Active U.S. Equity Fund's benchmark is the Russell 1000 Index, which includes large and intermediate capitalization issues. The Fund was managed by Brinson Partners in the Brinson U.S. Equity Fund at the start of 2000. During 2000 the investment manager was changed to Frank Russell Trust Company. The Fund is invested in the Frank Russell Equity I Fund. It is subadvised by about a dozen managers.

The CSC Stock Fund

Amounts allocated to this investment alternative will be used to purchase shares of Computer Sciences Corporation (CSC) common stock that are held for the benefit of the participant. The performance of this investment depends upon the performance of CSC stock. The Trustee may purchase CSC stock on national securities exchanges or elsewhere.

Note 6  Participant Loans

The Plan has a loan provision in place which is available to participants covered by certain bargaining units. The Plan allows participants to borrow from their vested account balances from a minimum of $500 to a maximum 50% of their vested account up to $50,000, subject to certain limitations. The loans bear interest at the prime rate quoted in the Wall Street Journal plus 1%, which is set on a quarterly basis.

Loan terms range from 1-5 years or up to 15 years for purchase of a primary residence. Loans are recorded at cost, which approximates fair value, on the Statement of Net Assets Available for Benefits.

The loans are deducted from the participants' accounts according to a priority specified in the Plan's loan rules and, within each account, pro rata from the funds based on their balances at the time. Loan repayments are reinvested in the participants' funds according to their current investment election. The repayments are similarly allocated among participants' accounts according to the priority specified in the Plan's rules.

Note 7  Benefits Payable

As of December 31, 2001 and 2000, net assets available for benefits included benefits of $12,431 and $154,625, respectively, due to participants who have withdrawn from participation in the Plan.

Note 8  Investments in Common/Collective Trust

The following table presents investments in the CCT at fair value.

	December 31,
	2001	2000
Investments at Fair Value as Determined by Quoted Market Price
Cash	$ 771,012	$ 1,663,729
Short-term investment fund	31,776,435	25,767,826
Money market fund	147,720,071	52,066,070
Bonds and debentures	248,968,019	226,960,951
CSC Stock Fund	368,094,643	387,876,476
International portfolio fund	74,180,890	78,637,722
Investment in registered investment companies
Active Allocation Fund	114,150,053	124,752,673
Brinson Balanced Fund	18,446,859	47,094,954
Brinson Equity Fund	174,715,690	136,809,724
Mellon Capital Aggr. Bond Fund	20,066,387	20,495,304
Mellon Corporate Bond Fund	123,016,531	113,952,590
Mellon EB Enhanced Asset Allocation Fund	113,334	111,631
Mellon EB Stock Index Fund	23,220,592	26,083,391
Mellon Equity Fund	235,054,154	246,407,439
Mellon Equity Completion Fund	97,126,946	96,151,793
Mellon Gov't Bond Fund	1,008,764	925,195
Mellon Index Fund	136,632	151,988
Mellon S&P 500 Index Fund	261,662,033	270,445,105
Pacific Mutual enhanced Bond Fund	37,783,455	34,743,189
Black Rock Core Bond Fund	44.600,697	20,244,981
Vanguard High Yield Bond Fund	8,657,195	5,005,183
Mellon Balanced 40/60 Fund	19,959,575	11,471,934
Mellon Balanced 60/40 Fund	38,766,590	28,904,001

Table of CCT Investments, continued

	December 31,
	2001	2000

Mellon Balanced 80/20 Fund	$ 52,413,718	$ 45,206,806
Mellon S&P Select Fund	32,348,755	28,616,010
Frank Russell Active Equity Fund	127,245,652	149,682,268
	2,302,004,682	2,180,228,933
Investment at Estimated Fair Value
Greewax Terker Hedge fund	14,165,469	13,606,575
Guaranteed Investment Contracts	211,992	-
	14,377,461	13,606,575
Investment at Cost, Which Approximates Fair Value
Employee loans	24,239,304	24,612,171
Total Common/Collective Trust	$2,340,621,447 ===========	$2,218,447,679 ===========
Plan's Interest in the Common/Collective Trust	$ 4,266,385 ===========	$ 4,408,339 ===========

The investment loss of the CCT is summarized as follows:

	Year Ended December 31,
	2001	2000

Bonds and debentures	$ 4,924,608	$ 7,406,108
CSC Stock Fund	(59,424,873)	(210,842,008)
International portfolio fund	(10,670,885)	(5,349,962)
Investment income in registered investment companies
Active Allocation Fund	(8,719,155)	(1,069,516)
Brinson Balanced Fund	365,788	1,120,086
Brinson Equity Fund	5,812,131	11,728,034
Mellon Capital Aggr. Bond Fund	418,623	893,391
Mellon Corporate Bond Fund	3,672,373	2,436,395
Mellon EB Enhanced Asset Allocation Fund	(8,058)	399,659
Mellon EB Stock Index Fund	(3,192,318)	(2,866,895)
Mellon Equity Fund	(33,622,902)	(37,143,023)
Mellon Equity Completion Fund	(9,200,978)	(16,553,910)

Table of CCT investment loss, continued
	Year Ended December 31,
	2001	2000

Mellon Government Bond Fund	$ 23,420	$ 34,663
Mellon Index Fund	(20,131)	(22,023)
Mellon S&P 500 Index Fund	(35,624,927)	(30,029,380)
Pacific Mutual Enhanced Bond Fund	3,040,266	4,093,726
BlackRock Core Bond Fund	262,365	755,164
Vanguard High Yield Bond Fund	(440,694)	(431,210)
Mellon Balanced 40/60 Fund	70,786	20,627
Mellon Balanced 60/40 Fund	(1,096,540)	(976,703)
Mellon Balanced 80/20 Fund	(3,670,567)	(3,451,891)
Mellon S&P 500 Select Fund	(3,246,340)	(2,469,939)
Frank Russell Active Equity Fund	(20,799,631)	(24,929,146)
Geewax Terker Hedge fund	58,709	27,567
Net depreciation in fair value of investments	(171,088,930)	(307,220,186)
Dividends	48,455,275	46,592,239
Interest	3,865,495	18,616,881
Common/Collective Trust Loss	$(118,768,160) ===========	$(242,011,066) ===========
Plan's Interest in the Common/Collective Trust Loss	$ (22,754) ===========	$ (235,100) ===========

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Act of 1934, the Computer Sciences Corporation Retirement Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

CSC OUTSOURCING INC. HOURLY SAVINGS PLAN
Date: June 26, 2002	By: /s/ LEON J. LEVEL Leon J. Level Chairman, Computer Sciences Corporation Retirement Plans Committee

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-00757 of Computer Sciences Corporation on Form S-8 of our report dated May 31, 2002, appearing in this Annual Report on Form 11-K of the CSC Outsourcing, Inc. Hourly Savings Plan for the year ended December 31, 2001.

Los Angeles, California
June 25, 2002

E-1

2001
Form 5500, Schedule H, Part IV, Line 4i
CSC Outsourcing Inc. Hourly Savings Plan
PN 010
EIN 95-2043126
Computer Sciences Corporation

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment, including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value
	Mellon Capital Management Corp	Mutual Fund - Government Bond Fund	$ 982,180	$ 1,008,764
	Frank Russell Trust Company	Mutual Fund - Equity #1 Fund	1,155,914	899,231
*	Computer Sciences Corporation	Common Stock	321,145	510,519
*	Computer Sciences Corporation	Employee Loan Fund (7.00%-10.50%, 5/10/02)	7,360	7,360
	BlackRock Funds	Core Bond Fund	1,761,595	1,835,410

	Mellon Capital Management Corp.	Mellon Bank Temporary Investment Fund	88	88
	Bank of New York	BNY Short-Term Money Market Fund	5,013	5,013
		Short-term investment sub-total	5,101	5,101

Total Assets Held for Investment Purposes			$ 4,233,295 =========	$ 4,266,385 ==========

*   represents party in interest